March 5, 2013

VIA EDGAR CORRESPONDENCE

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Lincoln National Life Insurance Company, et al.

File No. 812-14063

Dear Mr. Zapata:

On behalf of the Applicants, I hereby enclose for filing the Second Amended Application for an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”) and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act.

With respect to Substitution No. 8, the SEC staff indicated that they had an issue regarding the fees and expenses for the Replacement Fund. While the present total net expenses and combined advisory/12b-1 fees are both lower for the Replacement Fund, the SEC staff commented that they consider (a) the actual effective advisory fee rate and (b) the contractual advisory fee rate when evaluating a fund’s combined advisory fee and Rule 12b-1 fee. The staff indicated that the contractual advisory fee rate may be higher for the Replacement Fund. However, given the way the advisory fee for the Existing Fund is structured, it is impossible to calculate the contractual advisory fee rate using the staff’s suggested comparative methodology. The Existing Fund has an advisory fee with two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which Fidelity has management contracts. Therefore, unless we know that figure, the group fee rate cannot be calculated. Fidelity simply discloses the final group rate, not the calculations. In addition, the Existing Fund is subject to an individual fund fee rate, which is a flat fee and currently 0.20%. Assuming the lowest group fee rate for the Existing Fund of 0.2407%, the Existing Fund would have a total advisory fee of 0.44% (.20+.2407). By comparison, the Replacement Fund’s advisory fee is only 0.24% at its highest. As a result, while it is impossible to use the staff’s suggested comparative methodology, we believe that the Replacement Fund always will have a combined advisory fee and Rule 12b-1 fee that is less than that of the Existing Fund.

Please call the undersigned at (484) 583-8082 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ Jill R. Whitelaw

Jill R. Whitelaw, Esq.

Chief Counsel - Funds Management

Lincoln Financial Group

cc:	Robert A. Robertson, Dechert LLP